Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated May 22, 2014
Relating to Preliminary Prospectus Dated May 14, 2014
Registration Statement No. 333-193925

RCS Capital Corporation

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 14, 2014 (the “Preliminary Prospectus”) filed by RCS Capital Corporation (the “Company”) and included in the registration statement on Form S-1 (File No. 333-193925), as amended, relating to these securities. This communication relates to such offering. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1568832/000114420414030543/0001144204-14-030543-index.htm. The following information supplements and updates the information contained in the Preliminary Prospectus with respect to the offering of these securities.

The article attached as Annex A was originally published online by Investment News on May 20, 2014. The article reported on certain statements made by Nicholas S. Schorsch, the Executive Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company prior to publication. Investment News, the publisher of the article, routinely publishes articles on business news. Investment News is not affiliated with the Company and no payment was made nor was any consideration given to Investment News by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Schorsch to buy Validus Strategic Capital Partners, a broker-dealer of nontraded REITs and BDCs

Not chasing retail, REIT czar this time taps a rival wholesaler

By Bruce Kelly   |  May 20, 2014 – 12:01 am (Updated 5:47pm) EST

Taking a breather from buying retail broker-dealers, RCS Capital Corp. announced Tuesday it had agreed to buy a competing wholesale broker-dealer of nontraded real estate investment trusts and business development companies.

RCS Capital said it intended to purchase Validus Strategic Capital Partners, which owns the wholesaling broker-dealer SC Distributors and an advisory company, Strategic Capital Advisory Services, for $80 million. The deal is expected to close by the end of June.

Launched in 2010, Validus Strategic Capital Partners missed the commercial real estate crash of 2007 and 2008 that damaged a handful of large nontraded REITs and eroded their value by 30% or more. According to its website, SC Distributors currently is the wholesaling broker-dealer for five illiquid investment products including the $1.34 billion Carter Validus Mission Critical REIT Inc.

Realty Capital Securities is the wholesaling broker-dealer controlled by RCS Capital, commonly referred to by its ticker symbol, RCAP. Nicholas Schorsch is executive chairman of RCAP and CEO of American Realty Capital, the product sponsor that creates and manages many of the REITs that the army of Realty Capital Securities wholesalers distributes.

RCAP went public last June and since then, Mr. Schorsch has turned the independent-broker-dealer marketplace on its ear. RCAP has completed two acquisitions for six broker-dealers over that time and the company expects to close three more broker-dealer acquisitions by the end of the quarter. In total, those nine firms have 9,800 reps and advisers and they generated $1.7 billion in total revenues last year.

The acquisition of SC Distributors would be RCAP's first acquisition of a wholesaling broker-dealer. Wholesaling broker-dealers distribute products like mutual funds and REITs to retail broker-dealers and reps, who in turn sell those products to clients.

In an interview, Mr. Schorsch said SC Distributors would mesh well with Realty Capital Securities. The two firms sell nontraded REITs managed by other sponsors, which is a rarity for wholesalers who tend to sell investment products created in-house.

“One of the things is having more diversification on the Realty Capital Securities' platform,” Mr. Schorsch said. The acquisition of SC Distributors “allows us to do a great deal for sponsors who are afraid we are only selling ARC products. We have a whole suite of product. Forty percent will not be ARC-sponsored product. It's like having the Cetera broker-dealers and First Allied. We have multiple faces of retail advice. Now we have multiple faces of wholesale advice.”

Mr. Schorsch added that an announcement regarding the acquisition of a retail broker-dealer was not imminent.

As it continues to buy firms, RCAP is also shaking up the management of its broker-dealer network. Last week, it named Larry Roth the chief executive of its largest broker-dealer group, Cetera Financial Group, replacing its longtime CEO, Valerie Brown. Mr. Roth said he expects to have 20,000 reps and advisers underneath the RCAP umbrella within the next three to five years.